UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 1)*

Diversa Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

255064107

(CUSIP Number)

February 20, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             ☐ Rule 13d-1(b)

             ☒ Rule 13d-1(c)

             ☐ Rule 13d-1(d)

_______
          *    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2550640107	13G	Page 2 of 9 Pages
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA SEEDS AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 7,963,593
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 7,963,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,963,593
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2550640107	13G	Page 3 of 9 Pages
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA PARTICIPATIONS AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 7,963,593
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 7,963,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,963,593
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2550640107	13G	Page 4 of 9 Pages
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 7,963,593
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 7,963,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,963,593
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13G (the “Schedule 13G”) originally filed on September 11, 2002, by Syngenta Seeds AG, a corporation organized under the laws of Switzerland, Syngenta Crop Protection AG, a corporation organized under the laws of Switzerland and Syngenta AG, a corporation organized under the laws of Switzerland, relating to the shares (the “Shares”) of common stock, $0.001 par value per share, of Diversa Corporation, a Delaware corporation (the “Issuer”), and replaces the Statement on Schedule 13D (the “Schedule 13D”) filed on December 12, 2002, by Syngenta Seeds AG, Syngenta Participations AG, a corporation organized under the laws of Switzerland (“SPARTAG”), Torrey Mesa Research Institute, a Delaware corporation (“TMRI”) and Syngenta AG, a corporation organized under the laws of Switzerland (together with Syngenta Seeds AG, SPARTAG and TMRI, the “13D Filing Persons”).

          On December 3, 2002, SPARTAG, TMRI (collectively, the “Syngenta Parties”) and the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) and certain other related agreements pursuant to which, among other things: (i) the Issuer and SPARTAG agreed to enter into a research collaboration on terms set forth in the Research Collaboration Agreement (as defined in the Transaction Agreement); (ii) SPARTAG agreed to grant to the Issuer a license to certain intellectual property rights for use outside of the fields for which certain exclusivities would be granted to the Syngenta Parties under the Research Collaboration Agreement; and (iii) the Issuer agreed to purchase certain assets and assume certain liabilities of the Syngenta Parties relating to the foregoing. In consideration for the foregoing, the Issuer agreed to issue (the “Issuance”) to the Syngenta Parties at the closing under the Transaction Agreement (the “Closing”): (A) that number of Shares equal to 14% of the outstanding common stock of the Issuer as of the Closing and (B) a warrant to acquire that number of Shares equal to 3% of the outstanding common stock of the Issuer as of the Closing (in the case of each of (A) and (B), calculated pro forma for such issuances).

         In connection with the Transaction Agreement, SPARTAG, TMRI and certain stockholders of the Issuer (the “Stockholders”) entered into a Stockholders Agreement on December 3, 2002 (the “Stockholders Agreement”) pursuant to which, among other things, such Stockholders agreed to vote their Shares subject to the Stockholders Agreement (representing approximately 27.4% of the Issuer’s then outstanding shares) (the “Subject Shares”), in favor of the Issuance, and the 13D Filing Persons filed the Schedule 13D with respect to the Subject Shares.

          On February 19, 2003, the Stockholders voted the Subject Shares in favor of the Issuance at a special meeting of the Issuer’s stockholders. Pursuant to its terms, the Stockholders Agreement terminated on February 20, 2003, the closing date under the Transaction Agreement. Accordingly, the 13D Filing Persons under the Schedule 13D are no longer the beneficial owners of the Subject Shares.

          The Closing occurred on February 20, 2003. At Closing, pursuant to the terms of the Transaction Agreement, the Issuer issued 6,034,983 Shares to the Syngenta Parties representing approximately 14% of the outstanding common stock of the Issuer as of February 20, 2003 as follows: 840,485 Shares to TMRI and 5,194,498 Shares to SPARTAG. Immediately after Closing, TMRI transferred all of the Shares issued to TMRI by the Issuer under the Transaction Agreement to SPARTAG pursuant to a Stock Purchase Agreement dated February 20, 2003 between SPARTAG and TMRI.

          The items of the Schedule 13G set forth below are hereby amended and supplemented as follows:

Item 2(a). Name of Person Filing.

Item 2(a) is amended and restated in its entirety as follows:

          Syngenta Seeds AG, Syngenta Participations AG (“SPARTAG”) and Syngenta AG.

          Syngenta Seeds AG is the record and beneficial owner of 1,928,610 Shares. SPARTAG is the record and beneficial owner of 6,034,983 Shares. Syngenta Seeds AG and SPARTAG are indirect wholly-owned subsidiaries of Syngenta AG. As such, Syngenta AG may be deemed to be the beneficial owner of the 7,963,593 Shares of which Syngenta Seeds AG and SPARTAG are the record holders.

Item 2(b). Address of Principal Business Office or, if None, Residence.

Item 2(b) is amended and restated in its entirety as follows:

Syngenta Seeds AG: Schwarzwaldallee 215, CH-4058 Basel, Switzerland.
Syngenta Participations AG: Schwarzwaldallee 215, CH-4058 Basel, Switzerland.
Syngenta AG: Schwarzwaldallee 215, CH-4058 Basel, Switzerland.

Item 2(c). Citizenship.

Item 2(c) is amended and restated in its entirety as follows:

        Syngenta Seeds AG, Syngenta Participations AG and Syngenta AG are companies organized under the laws of Switzerland.

Item 4. Ownership.

Item 4 is amended and restated in its entirety as follows:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) Amount beneficially owned: 7,963,593. See response to Item 2(a).

(b) Percent of class: 19.0%. See response to Item 2(a).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 7,963,593. See response to Item 2(a).
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 7,963,593. See response to Item 2(a).

Item 10. Certifications.

Item 10 is amended by adding the following paragraph:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 21, 2003

SYNGENTA SEEDS AG By: /s/ Christoph Maeder Name: Christoph Maeder Title: Head Legal & Tax By: /s/ Daniel Michaelis Name: Daniel Michaelis Title: Senior Legal Counsel

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 21, 2003

SYNGENTA PARTICIPATIONS AG By: /s/ Christoph Maeder Name: Christoph Maeder Title: Head Legal & Tax By: /s/ Daniel Michaelis Name: Daniel Michaelis Title: Senior Legal Counsel

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 21, 2003

SYNGENTA AG By: /s/ Christoph Maeder Name: Christoph Maeder Title: Head Legal & Tax By: /s/ Daniel Michaelis Name: Daniel Michaelis Title: Senior Legal Counsel

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).